NUTRACEUTICAL INTERNATIONAL CORPORATION
1400 Kearns Boulevard, 2nd Floor
Park City, Utah

April 19, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     Nutraceutical International Corporation
Registration Statement on Form S-3
(File No. 333-216501)
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Nutraceutical International Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to April 21, 2017 at 2:00 p.m. Eastern time or as soon thereafter as may be practicable.
We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws of the United States as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.
Sincerely,
Nutraceutical International Corporation

By: /s/ Stanley E. Soper
Name: Stanley E. Soper
Title: Vice President, Legal Affairs

cc:	David Huntington, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP